Exhibti 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

May 10, 2006

Item 3  News Release

A press release was issued on May 10, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On May 10, 2006, the Company announced that it will delay reporting of its 2006 first quarter results until May 23, 2006. The Company had indicated on its conference call pertaining to fiscal 2005 that it anticipated reporting its first quarter 2006 results on May 15, 2006. The reporting delay is a result of the recent delay in reporting of 2005 fiscal results, coupled with the workload for the Company's financial staff associated with the previously announced sale process.

The Company is required to file quarterly financial results for the first quarter of the fiscal year within 45 days of the end of the quarter in order to comply with applicable reporting requirements. The Company intends to make an application to the Ontario Securities Commission and Autorite des Marches Financiers de Quebec under applicable regulatory policies for the issuance of a management cease trade order ("MCTO") pending completion and filing of its first quarter financial statements. As required by such policies, the Company will provide bi-weekly updates of its business pending filing of its quarterly statements. Assuming the securities regulators issue the MCTO all trading in shares of the Company by directors, officers and certain employees of the Company named in the MCTO will be prohibited pending the filing of the first quarter financial statements. The securities regulators could decide to impose a cease trade order in respect of all of the common shares of the Company if the quarterly statements are not filed within two months of the May deadline or earlier if it fails to file biweekly updates as required.

The delay in reporting will not result in breach of any reporting covenants of the Company's lending agreements.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

May 15, 2006

SCHEDULE “A”

Royal Group to delay reporting of Q1 2006

TORONTO, May 10 /CNW/ - Royal Group Technologies Limited (RYG - TSX; NYSE) today announced that it will delay reporting of its 2006 first quarter results until May 23, 2006. Royal Group had indicated on its conference call pertaining to fiscal 2005 that it anticipated reporting its first quarter 2006 results on May 15, 2006. The reporting delay is a result of the recent delay in reporting of 2005 fiscal results, coupled with the workload for the Company's financial staff associated with the previously announced sale process.

Royal Group will host a conference call on May 24, 2006 at 10:00 AM Eastern Standard Time to discuss first quarter results. The conference call will be simultaneously web cast in its entirety, with access to this call available through the Company's web site, located at www.royalgrouptech.com. A replay of the call will also be posted on the Company's web site for a period of three months. In addition, a replay of the call will be available for a period of a week following the call by dialing 416-640-1917 and entering access code 21189306 followed by the number sign.

Royal Group is required to file quarterly financial results for the first quarter of the fiscal year within 45 days of the end of the quarter in order to comply with applicable reporting requirements. Royal Group intends to make an application to the Ontario Securities Commission and Autorite des Marches Financiers de Quebec under applicable regulatory policies for the issuance of a management cease trade order ("MCTO") pending completion and filing of its first quarter financial statements. As required by such policies, Royal Group will provide bi-weekly updates of its business pending filing of its quarterly statements. Assuming the securities regulators issue the MCTO all trading in shares of the Company by directors, officers and certain employees of Royal Group named in the MCTO will be prohibited pending the filing of the first quarter financial statements. The securities regulators could decide to impose a cease trade order in respect of all of the common shares of the Company if the quarterly statements are not filed within two months of the May deadline or earlier if it fails to file biweekly updates as required.

The delay in reporting will not result in breach of any reporting covenants of the Company's lending agreements.

Royal Group Technologies Limited

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Royal Group Technologies is a leading producer of innovative, attractive, durable, and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should ", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause the Company's actual performance, achievements and financial results to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC; the outcome of the discussions with the SEC on the Company's historical disclosure; the outcome of class action shareholders lawsuits against the Company filed in the United States and Canada; the negative impact that may be caused by the delay in filing of Royal Group's first quarter 2006 financial statements, including, without limitation, a breach by Royal Group of its banking agreement, an adverse effect on Royal Group's business and the market price of its publicly traded securities, and a breach by Royal Group of the continued listing requirements of the New York Stock Exchange and Toronto Stock Exchange; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of Royal's outstanding debt and current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company's ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants in Royal's credit facilities; changes in Royal's product mix; the growth rate of themarkets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities, environmental or health and safety laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of May 10, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701